Filed by Getty Images, Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject Company: Getty Images, Inc.

Commission File No. 333-120122

GETTY IMAGES ANNOUNCES AMENDMENT TO EXCHANGE OFFER

SEATTLE, November 16, 2004 - Getty Images, Inc. (NYSE: GYI) announced today that it has amended its offer to exchange up to $265 million aggregate principal amount of its newly issued 0.5% Convertible Subordinated Debentures, Series B due 2023 (the “New Debentures”) for an equal amount of its outstanding 0.5% Convertible Subordinated Debentures due 2023 (the “Outstanding Debentures”).

Getty Images has amended the terms of the exchange offer to include a cash payment to the holders of the Outstanding Debentures equal to an aggregate of $331,250, or $1.25 per $1,000 principal amount of Outstanding Debentures validly tendered and not withdrawn. The full terms of the exchange offer, a description of the New Debentures and the material differences between the New Debentures and the Outstanding Debentures and other information relating to the exchange offer and Getty Images are set forth in Amendment No. 1 to the Company’s Registration Statement on Form S-4, and the prospectus included therein, as filed with the Securities and Exchange Commission on November 16, 2004 (the “Registration Statement”).

In addition, the exchange offer has been extended to 5:00 p.m., New York City time, on December 2, 2004 (the “Expiration Time”). Holders must tender their Outstanding Debentures prior to the Expiration Time if they wish to participate in the exchange offer. As of 5:00 p.m., New York City time, on Monday, November 15, 2004, no Outstanding Debentures had been tendered in the exchange offer.

Goldman, Sachs & Co. is the dealer manager and Georgeson Shareholder Communications, Inc. is the information agent for the exchange offer. Additional details regarding the exchange offer are described in the Registration Statement. Copies of the prospectus and the related letter of transmittal may be obtained from The Bank of New York, which is serving as the exchange agent for the exchange offer. The Bank of New York’s address, telephone and facsimile number are as follows:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street - Floor 7E

New York, NY 10286

Telephone: 212-815-6331

Fax: 212-298-1915

A registration statement relating to the New Debentures has been filed with the Securities and Exchange Commission but has not yet become effective. The New Debentures may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of the New Debentures in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Getty Images, Inc.

Exchange Offer Amendment

November 16, 2004

Some of the statements in this press release may constitute “forward-looking statements.” These statements are based on management’s expectations, assumptions and projections about Getty Images and its industry as of the time the statements are made. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause our actual results to differ materially from our past performance and our current expectations, assumptions and projections. Differences may result from actions taken by the company as well as from risks and uncertainties beyond the company’s control. These risks and uncertainties include, among others, the risks associated with currency fluctuations, changes in the economic, political, competitive and technological environments, and the risks associated with system security, upgrades, updates and service interruptions. The foregoing list of risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect future performance, please review the reports filed by Getty Images with the Securities and Exchange Commission, in particular our Form 10-Q for the quarter ended September 30, 2004 and Annual Report on Form 10-K for the year ended December 31, 2003. Except as required by law, Getty Images undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or other events.

About Getty Images

Getty Images is the world’s leading imagery company, creating and providing the largest and most relevant collection of still and moving images to communication professionals around the globe. From news and sports photography to contemporary and archival imagery, Getty Images’ products are found each day in newspapers, magazines, advertising, films, television, books and Web sites. Gettyimages.com, is the first place customers turn to search, purchase and download powerful imagery. Seattle-headquartered Getty Images is a global company with customers in more than 100 countries.

Contacts:

Investors:	Media:
Jim Epes	Deb Trevino
Vice President, Investor Relations	Vice President, Communications
206.925.6930	206.925.6474
jim.epes@gettyimages.com	deb.trevino@gettyimages.com

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